SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15s-16 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

For 15 January 2005 to 10 March 2005

ITV plc

(Successor to Carlton Communications plc)
(Translation of registrant’s name into English)

The London Television Centre, Upper Ground,
London SE1 9LT, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F   ☒     Form 40-F    ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(1): ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82- ☐

CONTENTS OF REPORT

1.	Press release dated 11 January 2005 (Scheme Meeting Dates)

2.	Press release dated 13 January 2005 (Posting of Scheme Documents)

3.	Press release dated 8 February 2005 (Share Capital Reorganisation)

4.	Press release dated 8 February 2005 (Non Executive Appointment)

5.	Press release dated 9 March 2005 (Final Results)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorised.

ITV plc

Date 10 March 2005	JAMES TIBBITTS
COMPANY SECRETARY

ITV PLC
11 January 2005

ITV plc

Reorganisation of share capital and scheme of arrangement

Date set for scheme meetings

Further to the announcement on 21 December 2004, ITV plc (‘ITV’) announces that the High Court of Justice in England and Wales today directed that shareholder meetings be convened for the purpose of considering and, if thought fit, approving a scheme of arrangement proposed to be made between ITV and the relevant scheme ordinary shareholders and scheme convertible shareholders pursuant to section 425 of the Companies Act 1985 (the ‘Scheme’).  The meetings will take place on 7 February 2005 at The Elizabeth Windsor Room, Fifth Floor, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at the following times:

12.00 p.m.	Meeting of scheme ordinary shareholders; and

12.10 p.m.	Meeting of scheme convertible shareholders (or as soon thereafter as the meeting of scheme ordinary shareholders concludes or is adjourned).

ITV expects to post a circular, together with related documentation, to ITV shareholders shortly, which will explain the terms of the Scheme and the other steps involved in the proposed reorganisation of ITV’s share capital (the ‘Reorganisation’) that was announced on 21 December 2004.  The shareholder circular will also contain details of the other shareholder meetings required to approve the Reorganisation.  Further announcements will follow as appropriate.

ITV PLC
13 January 2005

ITV plc

Reorganisation of share capital and scheme of arrangement

Posting of scheme documents

ITV plc (‘ITV’) announces that it is today posting a circular to its shareholders (the ‘Scheme Circular’), comprising, among other things, an explanatory statement in respect of a shareholders’ scheme of arrangement and notice of an extraordinary general meeting, in relation to the proposed reorganisation of its share capital (the ‘Reorganisation’) that was announced on 21 December 2004.  As previously announced, the purpose of the Reorganisation is to make ITV eligible to suspend certain registration and reporting obligations to the United States Securities and Exchange Commission that ITV inherited from Carlton Communications Plc (‘Carlton’) following the merger of Granada plc and Carlton that formed ITV in early 2004.  ITV will continue to fulfil its registration and reporting obligations to the UK Listing Authority and the London Stock Exchange.  ITV will also today post a copy of the Scheme Circular and the related documentation on its website which can be accessed at www.itvplc.com.

1.          Shareholder meetings

The shareholder meetings required to approve the Reorganisation, comprising separate meetings of scheme ordinary shareholders and scheme convertible shareholders (each convened by order of the High Court of Justice in England and Wales dated 11 January 2005), an extraordinary general meeting, and separate meetings of ordinary shareholders and convertible shareholders, will take place on 7 February 2005 at The Elizabeth Windsor Room, Fifth Floor, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at the following times:

12.00 p.m.	Meeting of scheme ordinary shareholders;

12.10 p.m.	Meeting of scheme convertible shareholders (or as soon thereafter as the meeting of scheme ordinary shareholders concludes or is adjourned);

12.20 p.m.	Extraordinary general meeting (or as soon thereafter as the meeting of scheme convertible shareholders concludes or is adjourned);

12.30 p.m.	Meeting of ordinary shareholders (or as soon thereafter as the extraordinary general meeting concludes or is adjourned); and

12.40 p.m.	Meeting of convertible shareholders (or as soon thereafter as the meeting of ordinary shareholders concludes or is adjourned).

2.          Notices

ITV also today caused the following notices to be published in the United Kingdom and International editions of the Financial Times in connection with the Reorganisation:

‘IN THE HIGH COURT OF JUSTICE	No. 7836 of 2004
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF ITV PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 11 January 2005 made in the above matter by the High Court of Justice in England and Wales, the Court has directed that a meeting be convened of Scheme Ordinary Shareholders (as defined in the circular to shareholders dated 13 January 2005 (the ‘Circular’)) (the ‘Court Meeting of Scheme Ordinary Shareholders’) for the purpose of considering and, if thought fit, approving (with or without modification) the scheme of arrangement set out in the Circular (the ‘Scheme’) proposed to be made between ITV plc (the ‘Company’), Scheme Ordinary Shareholders and Scheme Convertible Shareholders (as defined in the Circular) under section 425 of the Companies Act 1985 (as amended) (the ‘Act’) and that the Court Meeting of Scheme Ordinary Shareholders be held at The Elizabeth Windsor Room, Fifth Floor, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 February 2005 at 12.00 p.m. (UK time), at which time and place Scheme Ordinary Shareholders are requested to attend.

A copy of the Scheme, and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Act, are incorporated in the Circular.

Scheme Ordinary Shareholders may vote in person at the Court Meeting of Scheme Ordinary Shareholders or they may appoint another person, whether a Scheme Ordinary Shareholder or not, as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use in respect of the Court Meeting of Scheme Ordinary Shareholders accompanies the Circular. Alternatively, if the Scheme Ordinary Shareholders hold their Scheme Ordinary Shares in uncertificated form (i.e. in CREST), they may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual to Capita Registrars (under CREST Participant ID RA10) so that it is received by no later than 12.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Ordinary Shareholders is adjourned, the CREST Proxy Instruction should be received by no later than 48 hours before the time fixed for such adjournment. The return of a completed blue form of proxy or CREST Proxy Instruction will not prevent a Scheme Ordinary Shareholder from attending and voting in person at the Court Meeting of Scheme Ordinary Shareholders or any adjournment thereof if such Scheme Ordinary Shareholder wishes to attend and is entitled to do so.

In the case of joint holders of Scheme Ordinary Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be completed and returned in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the Company’s Registrars, Capita Registrars, at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TH, United Kingdom, by no later than 12.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Ordinary Shareholders is adjourned, by no later than 48 hours before the time fixed for such adjournment but, if such forms are not so lodged, they may be handed to the chairman at the Court Meeting of Scheme Ordinary Shareholders.

Entitlement to attend and vote at the meeting, and the number of votes that may be cast thereat, will be determined by reference to the register of members of the Company and/or Written Confirmations (as defined in the Circular) (as appropriate) as at 6.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Ordinary Shareholders is adjourned, 48 hours before the time fixed for any such adjournment.

By the said Order and Act, the Court has appointed Sir Peter Burt or, failing him, Mr Charles Allen CBE or, failing him, Mr James Tibbitts to act as chairman of the Court Meeting of Scheme Ordinary Shareholders and has directed the chairman to report the result of the meeting to the Court.

The said Scheme will be subject to the subsequent sanction of the Court.

Dated: 13 January 2005

ITV plc
The London Television Centre
Upper Ground
London SE1 9LT’

‘IN THE HIGH COURT OF JUSTICE	No. 7836 of 2004
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF ITV PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 11 January 2005 made in the above matter by the High Court of Justice in England and Wales, the Court has directed that a meeting be convened of Scheme Convertible Shareholders (as defined in the circular to shareholders dated 13 January 2005 (the ‘Circular’)) (the ‘Court Meeting of Scheme Convertible Shareholders’) for the purpose of considering and, if thought fit, approving (with or without modification) the scheme of arrangement set out in the Circular (the ‘Scheme’) proposed to be made between ITV plc (the ‘Company’), Scheme Convertible Shareholders and Scheme Ordinary Shareholders (as defined in the Circular) under section 425 of the Companies Act 1985 (as amended) (the ‘Act’) and that the Court Meeting of Scheme Convertible Shareholders be held at The Elizabeth Windsor Room, Fifth Floor, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 February 2005 at 12.10 p.m. (UK time), or as soon thereafter as the Court Meeting of Scheme Ordinary Shareholders (as defined in the Circular) shall have concluded or been adjourned, at which time and place Scheme Convertible Shareholders are requested to attend.

A copy of the Scheme, and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Act, are incorporated in the Circular.

Scheme Convertible Shareholders may vote in person at the Court Meeting of Scheme Convertible Shareholders or they may appoint another person, whether a Scheme Convertible Shareholder or not, as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A green form of proxy for use in respect of the Court Meeting of Scheme Convertible Shareholders accompanies the Circular. Alternatively, if the Scheme Convertible Shareholders hold their Scheme Convertible Shares in uncertificated form (i.e. in CREST), they may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual to Capita Registrars (under CREST Participant ID RA10) so that it is received by no later than 12.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Convertible Shareholders is adjourned, the CREST Proxy Instruction should be received by no later than 48 hours before the time fixed for such adjournment. The return of a completed green form of proxy or CREST Proxy Instruction will not prevent a Scheme Convertible Shareholder from attending and voting in person at the Court Meeting of Scheme Convertible Shareholders or any adjournment thereof if such Scheme Convertible Shareholder wishes to attend and is entitled to do so.

In the case of joint holders of Scheme Convertible Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be completed and returned in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the Company’s Registrars, Capita Registrars, at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TH, United Kingdom, by no later than 12.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Convertible Shareholders is adjourned, by no later than 48 hours before the time fixed for such adjournment but, if such forms are not so lodged, they may be handed to the chairman at the Court Meeting of Scheme Convertible Shareholders.

Entitlement to attend and vote at the meeting, and the number of votes that may be cast thereat, will be determined by reference to the register of members of the Company and/or Written Confirmations (as defined in the Circular) (as appropriate) as at 6.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Convertible Shareholders is adjourned, 48 hours before the time fixed for any such adjournment.

By the said Order and Act, the Court has appointed Sir Peter Burt or, failing him, Mr Charles Allen CBE or, failing him, Mr James Tibbitts to act as chairman of the Court Meeting of Scheme Convertible Shareholders and has directed the chairman to report the result of the meeting to the Court.

The said Scheme will be subject to the subsequent sanction of the Court.

Dated: 13 January 2005

ITV plc
The London Television Centre
Upper Ground
London SE1 9LT’

3.          Shareholder helpline

A helpline is available for ITV shareholders with questions relating to the Scheme Circular, or any of the related documentation, which may be accessed from within the UK on Freephone 0800 731 2794 or, if calling from the US, toll free on 1866 839 5480 or, if calling from any other jurisdiction, on +44 20 8639 2157 between 9.00 a.m. and 8.00 p.m. (UK time) on any business day.  However, shareholders should note that the helpline operators cannot provide financial or legal advice and are not able to provide advice as to how shareholders should exercise their votes, or take any other decisions, in relation to the proposals.

ITV PLC
08 February 2005

ITV plc

Reorganisation of share capital and scheme of arrangement

Shareholder approval

ITV plc (‘ITV’) announces that ITV shareholders have approved the proposed reorganisation of its share capital and the adoption of new articles of association that aim to reduce the number of US resident persons holding each class of ITV shares, either directly or through another person, to a level at which certain US registration and reporting obligations would cease to apply to ITV.  All resolutions were passed by the requisite majorities at separate meetings held yesterday of scheme ordinary shareholders and scheme convertible shareholders, an extraordinary general meeting and separate meetings of ordinary shareholders and convertible shareholders.  All votes were taken on a poll of the relevant classes of ITV shareholders and were approved as follows:

Court meeting of scheme ordinary shareholders:

The resolution to approve the scheme of arrangement was approved by 17,459,772 votes for the resolution and 62,811 votes against the resolution.  The votes for the resolution were cast by shareholders representing 98.2% in number of those voting.

Court meeting of scheme convertible shareholders:

The resolution to approve the scheme of arrangement was approved by 250,063 votes for the resolution and 9,475 votes against the resolution.  The votes for the resolution were cast by shareholders representing 90% in number of those voting.

Extraordinary General Meeting:

The special resolution to approve the scheme of arrangement and the reduction of ITV’s share capital was approved by 2,656,313,369 votes for the resolution and 118,148,289 votes against the resolution.  The special resolution to approve the adoption of new articles of association of ITV was approved by 2,585,116,251 votes for the resolution and 118,495,786 votes against the resolution.

Ordinary shareholder meeting:

The extraordinary resolution to approve the variation of the rights of ordinary shareholders was approved by 2,547,898,586 votes for the resolution and 119,103,613 votes against the resolution.

Convertible shareholder meeting:

The extraordinary resolution to approve the variation of the rights of convertible shareholders was approved by 66,633,561 votes for the resolution and 480,618 votes against the resolution.

The Court hearing to sanction the scheme of arrangement is expected to take place on 11 March 2005 at The Royal Courts of Justice, Strand, London WC2A 2LL.

ITV PLC
08 February 2005

ITV plc announces the appointment of two non-executive directors

ITV plc announces the appointment of Sir Robert Phillis and Baroness Usha Prashar CBE as non-executive directors on 7th February 2005.

Bob Phillis is Chief Executive of Guardian Media Group plc, Chairman of All3 Media Ltd, President of the Royal Television Society and a Life Fellow, previously Vice Chairman International, of the US National Academy of Television Arts and Sciences.

Baroness Prashar is First Civil Service Commissioner, Chancellor of De Montfort University, a trustee of a number of charitable organisations and Chairman of the Royal Commonwealth Society.

Sir Peter Burt, ITV’s Chairman said:

‘We’re delighted to have attracted two non-executive directors of such high calibre who together bring a wealth of relevant media and Government experience. They will make a significant contribution as we grow our business.’

Notes to Editors:	Brief biographical details are attached.

Sir Robert Phillis

Date of Birth/Age	3 December 1945 (59)

Education	B.A. Industrial Economics, Nottingham University

Current Boards

1997 - date	Guardian Media Group plc

A diverse media organisation, with interests in national newspapers (The Guardian, Observer and guardianunlimited.co.uk), regional newspapers, radio, magazines and internet business. It is wholly owned by the Scott Trust.

Turnover £635m (year ended March 2004)

Chief Executive

2004 - date	All3 Media Ltd
Chairman

2004 - date	Royal Television Society
President (previously Vice-President 1994 - 2004)

To date	US National Academy of Television Arts and Sciences Life Fellow (previously Vice Chairman International, 1994-1997)

Previous Boards

1999 - 2002	Jazz FM plc
Non-executive Director

1987 - 1991	Carlton Communications plc
Group Managing Director

1981 - 1987	Central Independent Television
Managing Director

Experience Summary

1994 - 1997	BBC Worldwide
Chief Executive

1993 - 1994	BBC Enterprises Ltd
Chairman

1993 - 1997	British Broadcasting Corporation
Deputy Director General

1991 - 1993	Independent Television News
Chief Executive

Baroness Usha Prashar CBE

Date of Birth/Age	29 June 1948 (56)

Education	BA Politics, Leeds University
Diploma in Social Administration, Glasgow University

Current Boards

2000 - date	First Civil Service Commissioner

1996 - date	De Montfort University

2001 - date	Chancellor

1996 - 2001	Governor

Other

Commitments	BBC World Service Trust - Trustee (since 2002)

House of Lords and House of Commons Joint Committee on
Human Rights - Member
Royal Commonwealth Society - Chairman

Previous Boards

2001 - 2004	Unite Group plc

The development, holding and management of student and NHS key worker residential accommodation in the UK Non-executive Director

1992 - 1999	Channel Four Television Corporation
Non-executive Director

Other Notable Positions held include:

2000 - 2005	National Literacy Trust -Chairman
1992 - 1997	Council Royal Holloway College London - Member
1990 - 1991	Patients’ Association - Vice-President
1994 - 1997	Arts Council of Great Britain (also 1979- 81)
1987 - 1988	BBC Educational Broadcasting Council
1984 - 1986	Greater London Arts Association

ITV PLC

9 March 2005

ITV plc results for year
ended 31 December 2004

Operating profit* up 49% and final dividend up 30%
Successful multichannel strategy

Financial highlights

•          ITV plc net advertising revenue in 2004 up 4.7%#

•          ITV2, ITV3 and ITV News Channel net advertising revenue up 76%

	Pro forma			Reported

Operating EBITA*	£325	m	+49%	£324	m	+64%
Pre-tax profit*	£340	m	+57%	£341	m	+58%
EPS*	6.3	p	+76%	6.6	p	+16%

Reported numbers compare ITV plc 12 months to 31 December 2004 with Granada plc for 15 months to 31 December 2003.

•	Net cash inflow from operating activities £321m
	-	£354m returned to shareholders plus ITV dividends
	-	Net debt at year-end reduced to £280m
•	Dividend for the 12 months to 31 December 2004 up 20% at 2.4p

Operating highlights

•	Strong growth from top five categories of advertisers
•	Operating margin increased by 45%
•	£120m cost saving plan delivered ahead of schedule
•	ITV Family of Channels multichannel viewing share in 2004 held at 28.1% (2003 28.1%)
•	ITV driving digital performance
	-	ITV2 adult viewing share up by 27% in 2004
	-	ITV3 launched 1 November 2004
	-	Ratings performance a year ahead of plan
•	Good progress on regulation
•	Evening News hour viewing share up 4% in 2004
•	ITV is home of top UK programmes
	-	Top programme of the year Coronation Street
	-	Eight out of top ten UK dramas
	-	Top entertainment I’m a Celebrity - Get Me Out of Here
•	Granada commissions for other broadcasters:
	-	US network re-commission Nanny 911
	-	Australia’s highest-rating new entertainment series Dancing with the Stars
	-	Germany’s highest-rating new entertainment series Ich bin ein Star

Outlook

•	ITV plc net advertising revenue from ITV1, ITV2, ITV3 and the ITV News Channel in quarter to March 2005 up 12%
•	In the three months since the launch of ITV3 in November 2004:
	-	ITV Family of Channels delivered a 3% increase in share of multichannel adult commercial impacts to 41.5%
	-	ITV2 and ITV3 accounted for 55% of total growth in multichannel adult impacts

Three strategic objectives

•	Lead and grow UK commercial TV market
	-	Promote effectiveness of TV advertising
	-	Strengthen ITV Family of Channels
•	Develop content production
	-	To be Europe’s leading commercial content provider
	-	Create new content for new technologies
•	Increase revenue streams beyond spot advertising

Commenting, Charles Allen, Chief Executive of ITV said:

‘ITV has had an outstanding first year, delivering substantial growth in turnover which combined with cost savings has delivered a 49% increase in proforma operating profit.  We have built a vibrant multichannel proposition and have a clear strategy for future growth.’

For further enquiries please contact:

ITV plc Tel: 020 7620 1620

Press enquiries
Charles Allen  - Chief Executive
Henry Staunton - Finance Director

Brigitte Trafford - Communications Director

Analysts’ enquiries
James Tibbitts - Company Secretary
Georgina Blackburn - Head of Investor Relations

Citigate Dewe Rogerson Tel: 020 7638 9571

Jonathan Clare
Simon Rigby
Anthony Kennaway

Website:

www.itv.com,

  investor information

www.itvplc.com

An analysts presentation will be held at 09.00hrs on 9 March 2005 at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP.

*Proforma figures are prepared as if the merger took place on 31 December 2002 and are presented for continuing operations before exceptional items and amortisation (2004 excludes £9 million (2003: £4 million) of operating profit from assets held for resale).

# NAR for ITV plc’s share of ITV1 plus ITV2, ITV3, ITV News Channel  and a first time contribution from GMTV

Chairman’s statement

The past year has been an historic and busy one for ITV. In January the shareholders of Carlton and Granada approved the merger of their two companies to create ITV plc; and since then the senior team has been shaping and developing the business for the future. Charles Allen, in his Chief Executive's review, gives more detail on that activity, and I focus on some of the major achievements and strategic initiatives in which we are involved.

2004 Results

The combination of rising turnover and rapidly reducing costs following the merger has contributed to sharply increased profits.

Your Board is proposing a final dividend of 1.3 pence per share. This reflects the improving profits and strong cash flow and results in a full year dividend of 2.4 pence per ordinary share, an increase of 20% on the dividend paid by Granada plc for the equivalent 12 month period last year.

Business development

We are concentrating on two areas in developing ITV:

First to improve our current business

This has been very much the focus for 2004. Our actions have been based on achieving a number of the goals that we identified in our report at the beginning of 2004. These included increasing efficiency, reducing regulatory costs and placing news at the centre of ITV’s public service programming. We will continue to lead and grow the UK TV advertising market, promoting the power of the medium to advertisers.

Secondly to build new businesses for the future

Whilst continuing to improve the current business, our focus is on creating new businesses and new revenue streams for the future.  We have been active already, building interactive revenue streams around our programmes and developing a package of new channels like ITV2, ITV3 and ITV News Channel. We continue to work on:

-	developing our production business to be Europe’s leading commercial content provider and creating new content for new distribution media;
-	increasing our channel line-up and seeking revenues from additional sources;
-	building our non-advertising revenues.

Corporate Governance and CR

Our detailed processes for maintaining compliance with the Combined Code on

Corporate Governance are set out in the Governance section of the annual report. As a new company we have been able to adopt processes reflecting current best practice and we are very pleased to have won the ‘Best for Corporate Governance' in 2004 Award from Legal Week magazine.

We have been able to use our unique regional presence for the benefit of both the local communities in which we operate and for national campaigns such as ‘Britain on the Move.’  We have published a separate Corporate Responsibility report which is also available on our website at www.itvplc.com

People

Etienne de Villiers retired from the Board during the year and I thank him for his contribution to ITV.  I am delighted to welcome to the Board two new non-executive directors who were appointed in February 2005. Baroness Usha Prashar CBE and Sir Robert Phillis both have significant relevant media experience that will be invaluable to us as we plan ITV’s future.

During my first year as Chairman I have visited a number of ITV’s sites around the country and have been impressed by the enthusiasm and professionalism of my colleagues at all levels. They understand the need to improve efficiency and to drive ITV forward as a single unified business.  On behalf of my fellow Board members, I thank all of our management and employees for their hard work and continuing commitment. I look forward to meeting the challenges of 2005 and beyond in the knowledge that we have the best people to take the business forward successfully in a period of rapid change.

Sir Peter Burt
Chairman

Chief Executive’s review

In 2005 ITV is celebrating two anniversaries:

•	we are entering the year of ITV’s 50th anniversary, with ITV1 firmly established as the UK’s number one commercial channel, and with ITV2 and ITV3 rapidly growing both audience and revenues; and

•

we have just completed our first year as a single, unified company and during that period we have streamlined and improved our operations and delivered cost savings ahead of expectations in both speed and amount.

I am very pleased that we have, with the support of the Board, achieved so much over the last 12 months since completing the merger, which created ITV plc on 2 February 2004. In the Operating Review the annual report there is a lot more detail on the programming successes and the development of the business over the last year. Here I will focus on the principal factors affecting the Company, our people, and the outlook for the future.

Results and advertising revenue

The 49% growth in pro forma operating EBITA in 2004 has resulted from a combination of growing revenues and reducing costs which have significantly increased our operating margin. ITV plc’s advertising revenue in 2004 across the Family of Channels (ITV1, ITV2, ITV3 and the ITV News Channel) including GMTV was up 4.7% at £1,588 million with ITV2 revenue rising strongly. ITV3 commenced broadcasting in November 2004, and its revenue contribution will rise in 2005 as advertisers are attracted by its excellent ratings performance.  Each of our top five advertiser categories was up in 2004 - retail, food, entertainment and leisure, cars and finance.

Sponsorship revenue was also improved at £37 million in the year.

Operating profit (on a pro forma basis before amortisation and exceptional items) was up by 49% to £325 million for the year. After tax and minority interests, earnings per share on the same basis were up by 76% to 6.3 pence per ordinary share.  The improved profits resulted in a strong, positive cash flow with net cash inflow from operating activities of £321 million.

We have disposed of a number of non-core businesses raising more than £270 million which, together with good operating cash flow, results in our having a strong balance sheet with closing net debt of £280 million.

The final dividend of 1.3 pence per share will be paid on 1 July 2005 to shareholders on the register on 22 April 2005 and the ex-dividend date will be 20 April 2005.

The interim and final dividends for 2004 are 1.1 pence and 1.3 pence respectively (excluding the first interim dividend of 0.5 pence per share paid on 1 July 2004 in respect of the three months to 31 December 2003).  Over the medium term, the Company intends to re-balance the respective levels of interim and final dividend such that the interim represents approximately one-third of the total dividend.  Increases in the final dividends, such as this year’s, in the absence of any unforeseen circumstances, are therefore likely to be greater than increases in interim dividends in order to achieve that objective.

Schedule performance

ITV’s viewing performance is dependent upon the quality and popular appeal of its programmes, both those produced internally and those commissioned from independent producers. For ITV1 we remain committed to commissioning the best possible programmes to attract our mass audiences. For ITV2 and ITV3 we intend to develop our programme offering, increasing the level of investment and targeting additional acquired material over the coming months.

In the two months following the launch of ITV3 at the beginning of November 2004 the combined ITV1, ITV2, ITV3 and ITV News Channel attracted a 45.0% share of all commercial impacts on UK television, compared to 44.7% in the same period in 2003 (one commercial impact being one person viewing one 30 second advertisement).  The very rapid take-up of digital multichannel television in the UK, especially the spectacular growth of Freeview, helped the strong growth of ITV2 and ITV3 during that period.

We are embracing the rapid change towards a fully digital multichannel environment, and are most supportive of Freeview which offers the simplest upgrade route for our viewers.  The development of our ITV Family of Channels will strengthen our business in that digital environment.

Our autumn schedule on ITV1 performed well, as we had expected, with a strong line-up of returning hits including another series of I’m A Celebrity...Get Me Out Of Here! in late November. ITV2 has been achieving a 2.4% average viewing share of its important 16-34 target demographic.  ITV3, which targets a 35+ demographic, has been attracting an average 1.1% share of ABC1 adults during its first three months of transmission.

ITV overall screened six of the top ten performing programmes in 2004, or seven of them excluding sports programmes.

The all time commercial viewing share of the ITV Family of Channels in multichannel homes over the first six weeks of 2005 was 29.5%.  Compared to the same period in 2004 this was 4% lower mainly as a result of the very high viewing shares achieved in 2004 for the third series of I’m A Celebrity...Get Me Out Of Here!

Programming

Granada, ITV’s production arm, continued to be the most significant supplier of programmes internally to ITV1, ITV2 and ITV3, and is a major supplier to many other broadcasters in the UK and internationally.

In 2004 total external sales were £267 million made up of: original productions for the UK and overseas markets of £102 million; the distribution and exploitation of rights and products of £109 million; and facilities and education turnover of £56 million.

We have improved our profit margins by concentrating on high value programmes, and we have substantially increased our international production slate with a number of returning shows and formats such as Nanny 911 in the US and Hell’s Kitchen.

Regulation

At the same time that ITV plc was being created, so too was our regulator Ofcom as five separate regulators became one on 29 December 2003. We have developed a working relationship with Ofcom during 2004 which is essential for the many regulatory processes and reviews due in 2005 and beyond. Following the grant in December 2004 of our new digital broadcasting licences for ITV1 (replacing the old analogue licences) these processes now include:

•	the review of the financial terms of our ITV1 licences from 2005;

•	Ofcom’s review of Public Service Broadcasting (‘PSB’) and their forthcoming review of television advertising; and

•	Ongoing discussions about how the regulation of television generally should develop to be appropriate to the changing media landscape.

The first issue - the review of the financial terms of our ITV licences - is due for decision in the summer and will be effective from 1 January 2005.  The licence fee structure dates from the time that ITV1 was the UK’s sole commercial television station, and there was value in the scarcity of spectrum allocated for television broadcasting. Today there are many hundreds of TV channels available in the UK and yet in 2004, ITV1 paid a licence fee (net of the digital licence rebate), of £204 million. Channel Five by contrast paid less than £20 million and none of C4, the BBC, BSkyB nor any other broadcaster paid any such amount at all. Achieving an equitable outcome to this review is one of our short term priorities for 2005.

Many of the potential regulatory opportunities, however, lie beyond 2005. We expect the review of Public Service Broadcasting to be ongoing, with progressive reductions in the level of our mandated programming.  This reflects an acknowledgement that, as we move to a digital multichannel world, there is more choice already available to viewers and less reason to require such PSB programming of one commercial broadcaster and not of others. A first step this year will see the mandated hours of non-news regional programming reduced by 1.5 hours per week in the English regions and reducing further in 2008. We remain committed to producing much of our network programming in the regions, but our viewers do not recognise the benefit of non-news regional programmes as a separate product.

The Contract Rights Renewal (‘CRR’) remedy, under which we operate, governs the sale of ITV1 airtime.  Airtime in the UK is sold via the Station Average Price mechanism, which was established by the market, not ITV alone.

Ofcom have indicated that they are planning to hold a review of the airtime sales market, and we are keen to work with them in identifying other airtime sales models.

Alongside those reviews we are also seeking to promote discussions about other areas of regulation. Firstly, there are already significant differences between the form of advertising and sponsorship that is currently permitted in America on one hand and in the UK and Europe on the other.  Secondly, television is an evolving medium and the effects of interactivity, PVRs, broadband and mobile distribution, all create possibilities which the current regulation never envisaged. We will work with our regulators to ensure that the regulatory environment evolves at the same rate as the medium and technology themselves evolve.

Outlook

2005 has started strongly. With Easter falling in March this year rather than April in 2004, March revenues have benefited from those advertisers who seek Easter airtime. This has contributed to ITV plc’s first quarter revenues across all the ITV Family of Channels, including a first time contribution from GMTV, being up by £56 million which is a very encouraging start to the year.

Within that, ITV2 advertising revenues have grown very strongly in the quarter to March 2005, up by 90% on 2004, whilst ITV3 has made a first time contribution.

Under the CRR remedy we have been engaged with our advertising customers in completing their advertising contracts for 2005.  We have been very pleased with the level of support from many of those customers in renewing their contracts.

Summary

We have achieved a great deal during 2004 having made One ITV a reality.  We have now delivered increased revenue, reduced costs, a more efficient structure and a very significant improvement in both profit and cash flow. Our executives and employees have been key to that process, both achieving the aggressive targets set for them and identifying further actions that have helped to exceed those targets in many areas.

I would like both to thank them for that, and to say how pleased I am that, as we now move to the next phase of developing ITV’s business for the future, we will continue to have such talented people supporting us in those efforts.

Charles Allen CBE
Chief Executive

Financial review

The merger of Granada plc and Carlton Communications Plc to form ITV plc was completed on 2 February 2004. As Carlton has been treated as an acquisition for accounting purposes, the statutory results for the year to 31 December 2004 include the trading results of Granada from 1 January and following the merger, the trading results of ITV plc from 2 February. The statutory results for the year ended 31 December 2004 for ITV have comparative information for the 15 month period ended 31 December 2003 relating to Granada only. As the comparative disclosed is for a different time period and includes only the results of Granada, pro forma results of the Group are also shown for the years ended 31 December 2003 and 2004 (as if the merger had taken place on 31 December 2002).

Turnover

On a pro forma basis turnover for the year to 31 December 2004 increased by 3%to £2,083 million (2003: £2,025 million). Published turnover on continuing operations less joint ventures was up 18% at £2,053 million (2003: £1,746 million) following the inclusion of Carlton from 2 February 2004.

Net advertising revenue (‘NAR’)

NAR (including a first time contribution of £18 million from GMTV for the period from October 2004 when it became a subsidiary) increased by 4.7% during the year to £1,588 million (2003: £1,517 million) on a pro forma basis as the overall UK advertising market was favourable.

This reflects growth of 1.9% from ITV1 (ITV plc share) and 76% from ITV2, ITV3 and ITV News (ITV3 launched on 1 November 2004 and NAR is included from that date).

We have been in negotiation with many of our advertisers on the terms of their new contracts from 1 January 2005. Our negotiations are within the framework of the Contracts Rights Renewal (‘CRR’) remedy agreed with the Office of Fair Trading as a condition to the merger creating ITV plc.

ITV’s NAR is partly a function of audience share which is measured in terms of commercial impacts.  In 2004, ITV’s total share of commercial impacts on UK television was 42.7% (2003: 44.5%). It is this level of impact delivery that provides advertisers with the ability to achieve fast effective coverage for their brands.  The reduction in 2004 was principally the result of the very rapid take-up of digital multichannel television in the UK and the increasing number of channels available to viewers.

We have experienced a very encouraging start to the year; currently, we estimate that for the quarter to 31 March 2005 our ITV1 NAR will be approximately £369 million, reflecting ITV1 NAR up by some 9% on last year. Our combined NAR for other ITV channels (ITV2, ITV3 and ITV News and a first time contribution from GMTV) is estimated at £36 million, up from £10 million in 2004.

Other sales

On a pro forma basis other broadcasting sales of £216 million (2003: £200 million) comprise principally cinema advertising, sponsorship income, fees for airtime sales on behalf of third parties, sales of ITV programming by the Network Centre to Channel 3 licencees not owned by ITV plc and increased premium rate telephone income.

Production turnover includes original productions for the UK and international markets, the distribution and exploitation of internally generated acquired rights, studios and facilities turnover and sales by the education business. Programming made by Granada for ITV channels is not included in turnover above as it represents an internal programming cost of sale. In 2004, total external sales of £267 million (2003: £293 million) included original productions for other broadcasters of £102 million, distribution and exportation sales of £109 million and facilities and education turnover of £56 million. A decrease in facilities turnover since last year is the result of the closure of a number of studios in 2004 and increased internal usage of facilities on programmes produced for ITV.

ITV schedule

The cost of the ITV1 schedule (ITV plc share) in 2004 on a pro forma basis was £796 million (2003: £783 million). The launch of ITV3 and increased investment in ITV2 and ITV News programming resulted in a further increase of £12 million over 2003. This further investment has been key in attracting new advertisers and viewers to ITV resulting in a NAR increase of £53 million since last year.  GMTV schedule costs since the date of acquisition were £7 million.

Integration synergy savings

The synergy savings delivered as a result of the merger between Carlton and Granada are £110 million on a full year run rate basis at 31 December 2004. At the 2004 interim results we increased the original target of £100 million of merger savings to £120 million run rate by 31 December 2005. The synergies have been delivered as a result of savings in property, systems, people and improved efficiencies across our businesses.

Profit

On a pro forma basis Group operating profit from continuing operations before charges for amortisation and exceptional items was up 49% to £325 million (2003: £218 million).  Profit from our continuing operations before tax, amortisation and exceptional items was up 57% to £340 million (2003: £217 million).

On a published basis Group operating profit from continuing operations before charges for amortisation and exceptional items was £324 million (2003: £198 million). Profit on continuing operations before tax, amortisation and exceptional items was £341 million (2003: £216 million).

A reconciliation of pro forma operating EBITA for 2004 with 2003 is shown below.

A reconciliation of 2004 pro forma operating EBITA with 2003 is shown below:	£m	£m	£m

EBITA for 2003			218
Increase in NAR and sponsorship (exc. GMTV)		54
Licence fees	(10)
Increase in digital dividend	23
		13
Increased investment in programming (exc. GMTV)		(25)
Increase in telephony and other non-advertising revenue		11
GMTV contribution		8
Increased investment in ITV News Channel		(4)
Granada production profitability	11
Reduction in programme sales and leaseback	(4)
		7
Cost savings		49
Other movements		(6)
			107
EBITA in 2004			325

Exceptional items

The operating exceptional items in the period total £69 million and primarily represent merger integration and restructuring costs including employee redundancy, outplacement costs and asset write-offs.

The £17 million gain from non-operating exceptional items reflects a gain from the sale of our 18% stake in Village Roadshow during the period.

Investment income

Investment income of £7 million comprises dividend income from holdings in SMG, Channel 7 in Australia and Thomson. Our stake in Thomson has now been sold.

Profit on sale of fixed assets

The £7 million profit arises from the sale of surplus properties in the period, primarily in central London.

Interest

The net interest charge of £13 million includes interest income of £22 million, mainly on bank deposits, offset by £35 million of interest payable on our principal debt instruments and interest payments under finance lease obligations.

ITV has adopted a policy of amortising the fair value of its interest rate swaps on a straight line basis over the remaining life of the swaps.

Tax

The effective rate of tax on PBT is 29%, which reflects the beneficial settlement of tax related issues and the release of provisions of £10 million following the settlement of prior years’ group relief with United Business Media plc, offset by non-deductible amortisation costs. However, the underlying effective rate is 27% as shown below:

Underlying effective rate of tax:

Operating profit, before goodwill amortisation and exceptional items	£m

• Profit before tax as reported	207
• Amortisation charge	82
• Exceptional items	52
341
Underlying tax charge
• Tax charge as reported	61
• Credit for exceptional costs	14
• Credit in respect of prior year items	17
92
Underlying effective rate of tax	27%

Licence fees and corporation tax

Licence fees, paid in addition to corporation tax, comprise both a fixed annual sum and a variable element representing a percentage of our NAR and sponsorship income relating to homes which receive ITV1 in analogue and not in digital format. As the number of homes receiving digital television via satellite, cable or terrestrial increases, so the variable licence fee reduces with a digital licence rebate. In the year the fixed sum paid was £67 million and the net amount of variable licence fee was £137 million, some £137 million less than it would have been without the digital licence rebate. This reflects an average digital TV penetration in the year of some 50%. The benefit from the digital licence rebate of £137 million was £23 million more than the previous year due to the increase in digital penetration. In addition £3 million was paid in licence fees since acquiring a controlling interest in GMTV in October 2004.

Together with the tax charge of £61 million on our continuing businesses, this additional licence fee of £207 million produces a combined tax and licence fee rate of 54% on our profit before tax, licence fees and amortisation of £496 million as set out below.

An analysis of combined licence fee and corporation tax is set out below:	£m	£m

Profit before tax		207
Amortisation		82
Licence fees:
Cash bid payment	67
PQR payment	274
Digital dividend benefit	(137)
GMTV payment (since October 2004)	3
Licence fees net		207
		496
2004 tax charge	61
Licence fees net	207
Total ‘tax’		268

Tax charge and licence fees of £268 million as % of above, £496 million profit = 54%

Dividend

The Board is proposing a final dividend of 1.3 pence per share. This reflects improving profits and strong cash flow and results in a full year dividend of 2.4 pence per ordinary share, an increase of 20% on the dividend paid by Granada plc for the equivalent 12 month period last year (this excludes the first interim dividend of 0.5 pence per share paid on 1 July 2004 in respect of the three months to 31 December 2003).

Earnings per share

Pro forma adjusted earnings per share on continuing operations, before exceptional items and amortisation, were up 76% at 6.3 pence (2003: 3.6 pence). On the same basis published earnings per share are 6.6 pence (2003: 5.7 pence). Basic reported earnings per share are 3.5 pence (2003: 0.3 pence loss per share).

Acquisition of businesses

As required by FRS 7, Fair Values in Acquisition Accounting, Carlton assets have been adjusted to reflect the fair value of the acquired net assets at the date ITV assumed effective control.

The total fair value adjustments are £86 million. This has resulted in a reduction in goodwill of £13 million on the figure included in our half year results following further review and developments such as the sale of the Moving Picture Company. The table below shows the principal fair value adjustments. These are explained below.

The principal fair value adjustments are shown below:	£m	As at 2 February 2004 £m

Opening Carlton net liabilities		(78)
Fair value adjustments:
-Film libraries	(39)
-Assets held for resale	59
-Borrowings and interest rate swaps	(42)
-Pension deficits	(96)
-Other (mainly taxation)	32
		(86)
Fair value of Carlton net liabilities acquired		(164)

-          Film libraries: revaluation to amortised replacement cost and accounting policy alignment of the ITC and Rank film libraries.  The libraries are now amortised over 20 years. This resulted in a charge to ITV approximately £3 million higher for 2004 than the charge booked by Carlton for 2003.

-          Assets held for resale: Carlton businesses which have been sold within a year of the merger (Carlton Books, Moving Picture Company and Superhire) are shown at expected net proceeds discounted to present value at 2 February 2004. The profits made by these businesses in the year up to the date of disposal of £9 million (2003: £4 million) have been excluded from the consolidated results of the Group and the pro forma financial information.

-          Borrowing and interest rate swaps: Carlton used a series of debt instruments as a source of funding.  Its £200 million 7.625% 2007 bond was issued at a time of higher interest rates compared to those at the date of the merger. This has resulted in an increase in the market value of the bond (increasing the fair value of the liability to ITV) by £12 million.  Fair value adjustments on other bonds amounted to a £3 million decrease in borrowings.  At merger the market value of the swap liabilities to ITV was £33 million higher than book value, reflecting higher sterling rates and embedded options.

-          Pension deficits: inclusion of Carlton pension schemes (calculated on a SSAP 24 basis) at the date of acquisition in accordance with FRS 7.

-          Other: principally deferred taxation provided as appropriate on the fair value adjustments.

ITV acquired a further 25% stake in GMTV in October 2004 bringing ITV’s total shareholding in the business to 75%. The estimated fair value of the net assets of GMTV was £3 million.

ITV also acquired a further 49.5% shareholding in GSkyB in November 2004 bringing the total shareholding to 100%. The estimated fair value of the net assets of GSkyB was £1 million.

Goodwill

Total goodwill additions amounted to £2,288 million as a result of the merger between Carlton and Granada and a further £82 million arose from the increased shareholdings in GMTV and GSkyB.  The total operating amortisation charge in the year is £78 million (2003: £46 million). The goodwill relating to the digital broadcasting business is considered to have an indefinite useful life and as such is not amortised but is subject to annual impairment reviews. Analogue broadcasting goodwill is amortised over the period until the likely analogue switch off in 2010.

Cash flow and net debt

The principal movements in net debt in the period are shown in the table below:	£m

Operating profit before depreciation, amortisation and exceptional items	359
Movements in working capital	22
Cash flow relating to exceptional items	(60)
Cash flow from operating activities	321
Taxation, interest and dividend receipts	(34)
Capital expenditure less sale of fixed assets	(1)
Purchase of investments and businesses	(56)
Sale of investments and businesses	267
Cash returned to shareholders excluding dividends	(354)
Equity dividends and other movements	(42)
Net debt acquired with subsidiary undertakings	(508)
Movement in net debt	(407)
Opening net funds	127
Closing net debt	(280)

The cash inflow from operating activities was £321 million reflecting strong trading and a working capital inflow which is stated after a payment of £27 million for the rights for the 2006 Football World Cup. Exceptional cash payments of £60 million reflect the merger integration costs and payments in respect of the exit from ITV Digital.

Capital expenditure was £36 million (broadly in line with our depreciation charge) and £35 million was raised from property sales. The £56 million of purchases of investments and businesses were principally to buy Sky’s stake in GSkyB and an additional 25% stake in GMTV (bringing ITV’s ownership to 75%).

The sale of businesses and investments included the disposal of the Moving Picture Company and our stakes in Village Roadshow and Thomson.

In addition to normal dividend payments, £200 million was paid to Granada shareholders as part of the terms of the merger. A further £154 million was paid to purchase Carlton preference shares in the year.  Net debt acquired of £508 million was from Carlton and new subsidiary companies (ITV2, ITV News Channel, ITFC, London News Network, ITV Network Centre, GMTV and GSkyB).

Treasury operations and policies

A central department in London following policies and procedures laid down by the Board, manages the Company’s treasury operations.  The most significant treasury exposures faced by ITV are raising finance, managing interest rate and currency positions and investing surplus cash in high quality assets.  Treasury policies have been approved by the Board for managing each of these exposures including levels of authority on the type and use of financial instruments. Transactions are only undertaken if they relate to underlying exposures. The treasury department reports regularly to the Audit Committee and treasury operations are subject to periodic independent reviews and internal audit.

ITV has established and retains strong relationships with a number of banks to ensure a balanced spread of risk and to facilitate future funding requirements.

Set out below are ITV’s principal treasury policies:

-          Financing: ITV’s financing policy is to fund itself long term using debt instruments with a range of maturities. It is substantially funded from the UK and European capital markets and has bank facilities from the UK syndicated market.

-          Interest rate management: the Group’s interest rate policy is to have fixed interest rate debt of between 30% and 70% of its total net indebtedness over the medium term in order to provide a balance between certainty of cost and benefit from low floating rates.  ITV uses interest rate swaps and options in order to achieve the desired mix between fixed and floating.

-          Currency management: the Group’s foreign exchange policy is to hedge foreign currency denominated costs at the time of commitment and to hedge a proportion of foreign currency denominated revenues on a rolling 12 month basis. The policies significantly reduce the Group’s earnings and balance sheet exposures to changes in exchange rates.

-          Investment in cash: ITV operates strict investment guidelines with respect to surplus cash and the emphasis is on preservation of capital. Counterparty limits for cash deposits are largely based upon long term ratings published by the major credit rating agencies.  Deposits longer than three months require the approval of the Management Committee of the Board.

Pensions

The Group’s pension schemes are run independently by the schemes’ Trustees. The Trustees, as advised by the schemes’ actuaries are funding the schemes on a long term basis. All pension scheme assets are held in separate Trustee administered funds.

A valuation of the schemes’ assets is carried out by the scheme actuaries for the Trustees every three years.  The most recent valuation of the main scheme was carried out on 1 October 2001.  A current valuation as at 31 December 2004 is in progress and the Trustees will be reviewing the results in due course.

The Company, together with the Trustees, keeps the schemes under review. Like many UK listed companies the main ITV pension scheme has a funding deficit. The Trustees will review future funding requirements once the 31 December 2004 valuation is complete.

The FRS 17 disclosures, which are not directly relevant for the ongoing funding of the schemes, show a deficit, net of deferred tax, of £448 million (2003: £278 million deficit). The 2004 operating cost under FRS 17 would have been £23 million (2003: £20 million) after a curtailment gain of £4 million compared to a SSAP 24 charge of £26 million. The total FRS 17 charge including the net return on scheme assets and liabilities is £28 million compared to a combined Granada and Carlton total for the 15 months to 31 December 2003 of £48 million.

The principal reasons for the increase in the reported FRS 17 net deficit are pensions deficits in businesses acquired and revised mortality rate assumptions as advised by the schemes’ actuaries, partly offset by increases in asset values. The changes to mortality assumptions reflect an industry wide recognition of increased life expectancy.

International Financial Reporting Standards

ITV plc is complying with IFRS for reporting periods commencing from 1 January 2005. A project team reporting to the Audit Committee has undertaken the conversion process to ensure that appropriate accounting policies and procedures are in place for a smooth transition.

Conversion has a low impact on ITV’s core operating results with no anticipated effect on revenue recognition. The main areas impacting operating profit are:

IFRS 2 - Share based payments.

ITV will capture and value all share options, SAYE schemes and share awards in accordance with this standard. This will result in an increase in the charge under IFRS.  Our schemes will be expensed based on a fair value approach and include share options and SAYE schemes which are not captured under UK GAAP. ITV has not taken the IFRS 1 option to value schemes dated pre 7 November 2002. This will result in an increased charge from 2004 to 2005 as more schemes are captured.

IAS 19 - Employee benefits.

ITV will be required to recognise its full pensions deficit on defined benefit schemes in the balance sheet and charge the current service cost and net interest to the profit and loss account. If approved by the EU, ITV intends to take the option under the amendment to IAS 19 to take actuarial gains or losses through the statement of recognised income and expenses. The impact on the accounts will be broadly in line with the current FRS 17 disclosure requirement (which will replace the current SSAP 24 charge on the defined benefit schemes) and as a result of a curtailment gain, will show a reduced pensions charge in 2004.

At the EBITDA level the additional charge from share payments is approximately matched by the reduced pensions charge in 2004.

IFRS 3 - Business combinations.

ITV will no longer amortise goodwill but will subject it to an annual impairment review. Intangible assets arising on acquisition accounting for Carlton and other companies will be recognised and amortised.

The principal intangible assets acquired on the acquisition of Carlton and other companies are the ITV brand name, customer contracts/relationships, broadcasting licences and programme and film libraries.  The shorter useful economic lives of customer contracts/relationships will result in a higher amortisation charge in earlier years but a lower charge in 2006 and later years. ITV has taken the IFRS 1 exemption from applying IFRS 3 to business combinations before 1 January 2004.

The main impacts to the interest charge are from:

IAS 39 - Financial instruments: Recognition and measurements.

ITV will be required to mark to market a number of interest rate and foreign currency swaps and contracts. This results in potential volatility in the interest line from those instruments which do not meet the IAS 39 hedging criteria. Additionally, fixed asset investments, such as SMG, will be marked to market with movements being taken through reserves. ITV has taken the IFRS 1 exemption from applying IAS 39 and IAS 32 to the 2004 comparative period.

IAS 19 results in a notional charge to interest from the net of an interest charge on pension scheme liabilities and an expected return on scheme assets. In 2004 this amounts to £5 million.

IAS 12 - Taxation.

The increase in the number of fair valued items on the balance sheet will impact the deferred tax charge and the effective rate of tax under IFRS. IAS 12 is expected to have no impact on the tax payments to the Inland Revenue.

ITV’s first published financial reporting under IFRS will be for the half year to 30 June 2005. This will include the results for the period to 30 June 2004 and the 2004 full year under IFRS. The opening balance sheet for the start of the comparative period (1 January 2004) will also be shown under IFRS.  Reconciliations will be provided to explain the adjustments made. In the meantime, we are planning to update investors in the second quarter of 2005 on the  impact of IFRS.

Henry Staunton
Finance Director

ITV pro forma trading financial information for year ended 31 December 2004
(unaudited)

The merger of Granada plc and Carlton Communications Plc to form ITV plc was completed on 2 February 2004.  Pro forma results have been prepared to show the results of the new Group for the year ended 31 December 2004, with a comparative for the same period in 2003, as if the merger had taken place on 31 December 2002.

Basis of preparation of pro forma trading results

The pro forma results for the years ended 31 December 2003 and 2004 have been prepared on the following basis:

1.          They incorporate the results of Granada and Carlton.  They also consolidate the results of new subsidiaries London News Network, ITV News Channel, ITV2 and ITFC which were previously treated as joint ventures or associates, as well as the ITV Network Centre.

2.          The full results of GMTV and GSkyB have been consolidated from the time they became subsidiaries (October and November 2004 respectively).  Prior to this ITV’s share of the results of GMTV are included within joint ventures and GSkyB within associates.

3.          The results have been presented under the accounting policies that have been adopted by ITV plc.

4.          Transactions between Granada, Carlton, the ITV Network Centre and subsidiary companies previously reported as joint ventures or associates (listed in notes 1 and 2) have been eliminated as inter-company transactions.

5.          The results are shown only for continuing operations before amortisation and exceptional items.

6.          The results exclude any former Carlton businesses which ITV plc has sold since the merger date (2004: £9 million, 2003: £4 million).

7.          The 2003 interest charge has been adjusted to exclude one-off or non-recurring items including gains on the sale of derivative instruments and the impact of foreign exchange.

8.          The 2003 tax charge uses ITV plc’s current 2004 underlying effective tax rate of 27% on profit before tax, prior year items and disallowable items.

9.          The EPS figure for both periods uses the average number of shares in issue for the year to December 2004 (4,085 million) as if the merged company had been in existence for the whole of this period.

	Published 2004 £m	Remove amortisation £m	Remove exceptional items (inc. tax effect) £m	Add Carlton January trading £m	Consolidation adjustments £m	Pro forma 2004 £m		Pro forma 2003 £m		Growth %

Group turnover	2,053	—	—	55	(25)	2,083		2,025		3%
Group operating profit	177	78	69	1	—	325		218		49%
Joint ventures	8	2	—	(1)	—	9		10
Associated undertakings	4	2	—	—	—	6		4
Investment income	7	—	—	—	—	7		8
Profit on sale of fixed assets	7	—	—	—	—	7		—
Gain on sale of investments	17	—	(17)	—	—	—		—
Profit before interest and tax	220	82	52	—	—	354		240		48%
Net interest payable	(13)	—	—	(1)	—	(14)		(23)
Profit/(loss) on ordinary activities before taxation	207	82	52	(1)	—	340		217		57%
Tax on profit/(loss) on ordinary activities	(61)	—	(14)	—	—	(75)		(59)
Profit/(loss) on ordinary activities after taxation	146	82	38	(1)	—	265		158		68%
Minority interests	(7)	—	—	—	—	(7)		(11)
Profit/(loss) for the financial period	139	82	38	(1)	—	258		147		76%
Pro forma earnings per share before exceptional items and amortisation						6.3	p	3.6	p	76%

Turnover

Turnover of £2,083 million (2003: £2,025 million) is up 3%.  Net advertising revenue of £1,588 million (2003: £1,517 million) is up 4.7% reflecting growth of 1.9% from ITV1, 76% from ITV2, ITV News Channel and ITV3 and the first time contribution of GMTV from October 2004 of £18 million.  Other Broadcasting sales principally comprising cinema advertising, sponsorship income, fees for airtime sales on behalf of third parties, and sales of ITV programming by the ITV Network Centre to Channel 3 licencees not owned by ITV plc amounted to £216 million (2003: £200 million).  The majority of sales by Granada production of £402 million (2003: £351 million) are to ITV Broadcasting and therefore excluded from the above figures.  External production turnover includes original programme production for the UK and international markets, the exploitation and distribution of rig hts and products, studios and facilities turnover and sales by the education business.

Profit

Operating profit of £325 million (2003: £218 million) is up 49% benefiting from increased advertising revenue and cost savings following the merger.  Joint venture income is from ITV’s 50% holding in GMTV (prior to October 2004) and the Screenvision businesses in the US and Europe.  Associate income is from stakes in TV3, GSkyB (prior to November 2004) and ITN.  Investment income represents dividend receipts from investments in Thomson (since sold), Channel 7 in Australia and SMG in the UK.  Profit on sale of fixed assets is from the disposal of properties which were sold as part of the merger restructuring process.  Minority interests reflect dividend payments to external preference shareholders in Carlton Communications Plc (over 90% of which were redeemed in the second half of 2004).

Consolidated profit and loss account

				15 months ended 31 December 2003

	Note	12 months ended 31 December 2004 Total £m		Continuing operations restated £m		Discontinued operations restated £m		Total restated £m

Turnover:
Group and share of joint ventures’ turnover		1,297		1,746		176		1,922
Less share of joint ventures’ turnover		(79)		—		(169)		(169)
Acquisitions		835		—		—		—
Group turnover		2,053		1,746		7		1,753
Operating costs before depreciation, amortisation and exceptional items		(1,694)		(1,510)		(4)		(1,514)
Operating costs - exceptional items	1	(69)		(16)		—		(16)
EBITDA		290		220		3		223
Depreciation of tangible fixed assets	7	(35)		(38)		(3)		(41)
EBITA		255		182		—		182
Amortistion of intangible fixed assets	6	(78)		(46)		—		(46)
Total operating costs		(1,876)		(1,610)		(7)		(1,617)
Operating profit - before exceptional items and acquisitions		174		152		—		152
Operating loss - exceptional items before acquisitions	1	(37)		(16)		—		(16)
Operating profit - before acquisitions		137		136		—		136
Operating profit - acquisitions before exceptional items		72		—		—		—
Operating loss - acquisitions exceptional items	1	(32)		—		—		—
Operating profit - acquisitions		40		—		—		—
Group operating profit		177		136		—		136
Share of operating profit/(loss) in:
Joint ventures before exceptional items and goodwill amortisation		10		—		47		47
Joint ventures - goodwill amortisation		(2)		—		(18)		(18)
Joint ventures - exceptional items	1	—		—		(10)		(10)
Joint ventures		8		—		19		19
Associated undertakings before goodwill amortisation		6		7		—		7
Associated undertakings - goodwill amortisation		(2)		(2)		—		(2)
Associated undertakings		4		5		—		5
Investment income		7		5		—		5
Profit on sale of fixed assets		7		3		—		3
Gain on cessation of Boxclever - exceptional items	1	—		—		9		9
Gain on sale of investments - exceptional items	1	17		—		—		—
Amounts provided in respect of fixed asset investments - exceptional items	1	—		(109)		(10)		(119)
Profit before interest and tax		220		40		18		58
Net interest (payable)/receivable and similar (charges)/income:
Group		(12)		4		4		8
Joint ventures and associated undertakings		(1)		(1)		(35)		(36)
Net interest		(13)		3		(31)		(28)
Profit/(loss) on ordinary activities before taxation		207		43		(13)		30
Tax on profit/(loss) on ordinary activities	5	(61)		(58)		21		(37)
Profit/(loss) on ordinary activities after taxation		146		(15)		8		(7)
Minority interests - equity		(1)		—		—		—
Minority interests - non-equity		(6)		—		—		—
Profit/(loss) for the period		139		(15)		8		(7)
Dividends	4	(98)						(76)
Amount transferred to/(from) reserves		41						(83)
Earnings/(loss) per share (basic)	3	3.5	p	(0.6	)p	0.3	p	(0.3	)p
Earnings/(loss) per share (diluted)	3	3.5	p	(0.6	)p	0.3	p	(0.3	)p
Adjusted earnings per share:
before exceptional items (basic)	3	4.5	p	4.0	p
before exceptional items and amortisation of intangible assets (basic)	3	6.6	p	5.7	p

All results in 2004 are from continuing operations. Discontinued operations in 2003 include Boxclever, Granada Business Technology and other discontinued joint ventures.

Consolidated balance sheet

		31 December 2004		31 December 2003 restated

	Note	£m	£m	£m	£m

Fixed assets:
Intangible assets	6		3,617		1,259
Tangible assets	7		258		193
Investments:
Interest in net assets of joint ventures:
Share of gross assets		110		24
Share of gross liabilities		(85)		(24)
Share of net assets		25		—
Loans to joint ventures		27		—
	8	52		—
Associated undertakings	8	26		33
Other investments	8	140		157
Investments			218		190
			4,093		1,642
Current assets:
Stocks		490		276
Debtors: amounts falling due within one year		349		206
Debtors: amounts falling due after more than one year		50		9
Debtors		399		215
Cash at bank and in hand and short term deposits		582		185
		1,471		676
Creditors: amounts falling due within one year:
Borrowings		(10)		(4)
Other creditors		(1,054)		(512)
		(1,064)		(516)
Net current assets			407		160
Total assets less current liabilities			4,500		1,802
Creditors: amounts falling due after more than one year:
Borrowings		(852)		(54)
Other creditors		(60)		(45)
			(912)		(99)
Provisions for liabilities and charges			(170)		(47)
Net assets			3,418		1,656
Capital and reserves:
Called up share capital	9		422		277
Share premium account	9		91		—
Capital reserve	9		112		112
Revaluation reserve	9		39		39
Merger reserve	9		1,671		—
Other reserve	9		879		1,079
Profit and loss account	9		193		148
Shareholders’ funds - equity	9		3,407		1,655
Minority interests:
Equity			3		1
Non-equity			8		—
			3,418		1,656

Consolidated cash flow statement

		12 months ended 31 December 2004		15 months ended 31 December 2003

	Note	£m	£m	£m	£m

Net cash inflow/(outflow) from operating activities:
Continuing activities	2		329		221
Discontinued activities	2		(8)		(29)
	2		321		192
Dividends from equity accounted investments			4		—
Returns on investments and servicing of finance:
Interest received		19		9
Interest paid on bank and other loans		(43)		(2)
Interest paid on finance leases		(4)		(3)
Preference dividend to minority shareholders		(5)		—
Dividends received		7		5
Net cash (outflow)/inflow from returns on investments and servicing of finance			(26)		9
Taxation			(12)		(13)
Capital expenditure and financial investment:
Purchase of tangible fixed assets		(36)		(19)
Purchase of investments		(2)		(13)
Overseas equity currency impact		—		(11)
Sale of tangible fixed assets		35		8
Sale of investments		208		5
Net cash inflow/(outflow) from capital expenditure and financial investment			205		(30)
Acquisitions and disposals:
Purchase of subsidiary undertakings		(54)		—
Cash acquired with subsidiary undertakings		461		—
Sale of subsidiary undertakings		—		12
Sale of acquired assets held for resale		59		—
Acquisition of minority interest		(154)		—
Net cash inflow from acquisitions and disposals			312		12
Net cash inflow before dividends, liquid resources and financing			804		170
Equity dividends paid			(48)		(84)
Net cash inflow before liquid resources and financing			756		86
Management of liquid resources - increase			(19)		(29)
Cash inflow before financing			737		57
Financing:
Bank and other loans repaid		(192)		(33)
Redemption of Granada redeemable shares issued on merger		(200)		—
Capital element of finance lease repayments		(4)		(9)
Cash from issue of share capital		8		—
Cash inflow on sale and leaseback transactions		—		44
Net cash (outflow)/inflow from financing			(388)		2
Increase in cash in the period			349		59

Reconciliation of net cash flow to movement in net debt

	12 months ended 31 December 2004 £m	15 months ended 31 December 2003 £m

Increase in cash in the period	349	59
Increase in liquid resources	19	29
Cash outflow from decrease in debt financing	192	33
Capital element of finance lease repayments	4	9
Cash inflow on sale and leaseback transactions	—	(44)
Change in net debt resulting from cash flows	564	86
Loans, loan notes and finance lease obligations acquired with subsidiary undertakings	(996)	—
Liquid resources acquired with subsidiary undertakings	27	—
Non-cash movements	(2)	—
Movement in net (debt)/ funds in the period	(407)	86
Opening net funds	127	41
Closing net (debt)/funds	(280)	127

Consolidated statement of total recognised gains and losses

	12 months ended 31 December 2004 £m	15 months ended 31 December 2003 restated £m

Profit/(loss) for the financial period:
Group	131	6
Joint ventures	5	(16)
Associates	3	3
	139	(7)
Currency translation differences	(2)	(1)
Total recognised gains and losses relating to the period	137	(8)
Prior period adjustments (see note 9)	(10)
Total gains and losses recognised during the period	127

Historical cost profit is not materially different from that presented in the consolidated profit and loss account. Accordingly no separate analysis has been presented.

1.          Exceptional items

	12 months ended 31 December 2004	15 months ended 31 December 2003

	Total £m	Continuing operations £m	Discontinued operations £m	Total £m

Exceptional operating items - Group:
Reorganisation and integration costs	(65)	(16)	—	(16)
Provision for goodwill impairment	(4)	—	—	—
	(69)	(16)	—	(16)
Exceptional operating items - joint venture:
Share of Boxclever reorganisation costs	—	—	(10)	(10)
	—	—	(10)	(10)
Exceptional non-operating items:
Fixed asset investments
Provision in respect of listed investments	—	(100)	—	(100)
Provision against joint ventures	—	—	(10)	(10)
Gain on sale of fixed asset investments	17	—	—	—
Provision against trade investments	—	(9)	—	(9)
Amounts provided in respect of fixed asset investments Boxclever	17	(109)	(10)	(119)
Write-back of investment in net liabilities	—	—	253	253
Provision for loans made to Boxclever	—	—	(69)	(69)
Write-back of goodwill	—	—	(124)	(124)
Provision for debts due from Boxclever	—	—	(19)	(19)
Provision for Boxclever exit costs	—	—	(32)	(32)
Gain on cessation of Boxclever	—	—	9	9
	17	(109)	(1)	(110)
Total exceptional items before tax	(52)	(125)	(11)	(136)

Of the above £32 million of the reorganisation and integration costs relate to acquisitions.

A charge of £65 million has been taken to reflect the integration of the Carlton, Granada and new subsidiary businesses into ITV plc.  The largest element of these costs (£41 million) were staff related with further costs incurred arising as a result of integrating our IT systems and infrastructure, property portfolio and fixed asset base.

2.          Reconciliation of operating profit to net cash inflow from operating activities

	12 months ended 31 December 2004			15 months ended 31 December 2003

	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations restated £m	Discontinued operations restated £m	Total restated £m

Operating profit	177	—	177	136	—	136
Exceptional items	69	—	69	16	—	16
Operating profit before exceptional items	246	—	246	152	—	152
Depreciation charges	35	—	35	38	3	41
Amortisation of goodwill and intangible assets	78	—	78	46	—	46
Increase in stocks	(80)	—	(80)	(28)	—	(28)
Decrease in debtors	34	—	34	65	—	65
Increase/(decrease) in creditors	68	—	68	(33)	(3)	(36)
Working capital	22	—	22	4	(3)	1
Net cash inflow from operating activities before exceptional items	381	—	381	240	—	240
Expenditure relating to exceptional items:
Operating loss (see note 1)	(69)	—	(69)	(16)	—	(16)
Asset write-offs	4	—	4	—	—	—
Provision for impairment	4	—	4	—	—	—
Increase/(decrease) in creditors and provisions	9	(8)	1	(3)	(29)	(32)
Net cash outflow from exceptional items	(52)	(8)	(60)	(19)	(29)	(48)
Net cash inflow/(outflow) from operating activities	329	(8)	321	221	(29)	192

The net cash inflow from operating activities for businesses acquired in the year was £103 million.

Cash flows on discontinued operations relates to expenditure against provisions held in respect of Boxclever, ITV Digital and ITV Sport Channel which have been previously discontinued.

3.          Earnings per share

	12 months ended 31 December 2004				15 months ended 31 December 2003

	Basic £m		Diluted £m		Basic restated £m		Diluted restated £m

Profit/(loss) for the financial period attributable to shareholders	139		139		(7)		(7)
Discontinued operations	—		—		(8)		(8)
Continuing operations	139		139		(15)		(15)
Continuing operations exceptional items (including related tax effect of £14 million, 2003: £nil)	38		38		125		125
Continuing operations before exceptional items	177		177		110		110
Continuing operations amortisation of intangible assets	82		82		48		48
Profit for the financial period for continuing operations before exceptional items and amortisation of intangible assets	259		259		158		158
Weighted average number of shares in issue - million	3,947		3,947		2,746		2,746
Dilution impact of share options - million	—		60		—		14
	3,947		4,007		2,746		2,760
	3.5	p	3.5	p	(0.3	)p	(0.3	)p
Earnings/(loss) per ordinary share
Adjusted earnings per share
Basic earnings/(loss) per share	3.5	p	3.5	p	(0.3	)p	(0.3	)p
Deduct: Earnings per ordinary share on discontinued operations	—		—		(0.3	)p	(0.3	)p
Earnings/(loss) per share on continuing operations	3.5	p	3.5	p	(0.6	)p	(0.6	)p
Add: Loss per share on continuing operations exceptional items	1.0	p	0.9	p	4.6	p	4.6	p
Earnings per share on continuing operations before exceptional items	4.5	p	4.4	p	4.0	p	4.0	p
Add: Loss per ordinary share on continuing operations amortisation of intangible assets	2.1	p	2.1	p	1.7	p	1.7	p
Earnings per share for the financial period for continuing operations before exceptional items and amortisation of intangible assets	6.6	p	6.5	p	5.7	p	5.7	p

An adjusted earnings per share has been disclosed because in the view of the directors this gives a true reflection of the results of the underlying business.

The share options in the 15 months ended 31 December 2003 are antidilutive because they reduce the loss per share. Therefore diluted earnings per share for the 15 months ended 31 December 2003 are the same as basic earnings per share.

4.          Dividends

	12 months ended 31 December 2004 £m	15 months ended 31 December 2003 £m

Equity shares:
Granada plc first interim 2003 dividend 1.0 pence per share	—	28
Granada plc second interim 2003 dividend 1.0 pence per share	—	28
ITV plc interim 2003 dividend of 0.5 pence per share	—	20
ITV plc interim 2004 dividend of 1.1 pence per share	45	—
ITV plc proposed final 2004 dividend of 1.3 pence per share	53	—
Total	98	76

5.          Taxation

	12 months ended 31 December 2004	15 months ended 31 December 2003

	Total £m	Continuing operations £m	Discontinued operations £m	Total £m

Based on the profit on ordinary activities of the Group before exceptional items for the period:
UK corporation tax at 30% (2003: 30%)	(71)	(58)	—	(58)
UK corporation tax credit on exceptional items	14	—	21	21
	(57)	(58)	21	(37)
Adjustment in respect of prior periods	17	—	—	—
Share of associated undertakings	(1)	(1)	—	(1)
Share of joint ventures	(2)	—	—	—
Overseas tax	(2)	(1)	—	(1)
Total current tax on profit on ordinary activities	(45)	(60)	21	(39)
Deferred tax	(16)	2	—	2
Total tax on profit on ordinary activities	(61)	(58)	21	(37)

In the 12 months ended 31 December 2004 the effective tax rate on profits from continuing operations is lower (15 months ended 31 December 2003: higher) than the nominal rate of UK corporation tax primarily as a result of the beneficial settlement of tax related issues in respect of previous years, offset by goodwill amortisation and exceptional items which are not deductable for corporation tax purposes.  The underlying tax rate on continuing operations, after adjusting for goodwill amortisation and exceptional items, is 27% (15 months ended 31 December 2003: 27%).

5.          Taxation (continued)

	12 months ended 31 December 2004 £m	15 months ended 31 December 2003 restated £m

Factors affecting the tax charge for the current period:
Current tax reconciliation
Profit on ordinary activities before tax	207	30
Current tax at 30% (2003: 30%)	(62)	(9)
Effects of:
Expenses not deductible for tax purposes (primarily goodwill amortisation)	(31)	(23)
Non-taxable exceptional items (2003: primarily amounts written off investments)	(2)	(42)
Utilisation of tax losses	17	27
Timing differences	16	6
Associates profits on which no tax effect	—	2
Adjustment in respect of prior years (including £10 million in respect of settlement of prior years’ group relief with United Business Media plc)	17	—
Total current tax charge	(45)	(39)

In addition there are amounts of tax losses not yet agreed with the Inland Revenue. These are in relation to Loan Relationship Debits (effectively loans written off) and capital losses (in relation to losses on investments). These may be utilised in the future to the extent that there are sufficient levels of investment income or taxable capital gains.

A deferred tax asset is recognised within debtors falling due after more than one year as follows:

£m

At 31 December 2003	6
Acquisitions	52
Utilised in the period	(16)
At 31 December 2004	42

The deferred tax asset relates principally to accelerated capital allowances of £11 million (31 December 2003: £6 million) and deferred tax on the pensions deficits recognised as part of acquisition accounting for Carlton of £29 million (31 December 2003: £nil). Deferred tax has been provided on the basis that it is expected that sufficient profits will be generated in future years to recover this.

6.          Intangible assets

	Goodwill £m	Film libraries and other £m	Total £m

Cost
At 31 December 2003	1,621	8	1,629
Acquisitions	2,330	74	2,404
Reclassification (see note 8)	40	—	40
Disposals	(6)	—	(6)
At 31 December 2004	3,985	82	4,067
Amortisation
At 31 December 2003	365	5	370
Charge for period	72	6	78
Disposal	(2)	—	(2)
Provision for impairment	4	—	4
At 31 December 2004	439	11	450
Net book value
At 31 December 2004	3,546	71	3,617
At 31 December 2003	1,256	3	1,259

The goodwill relating to the digital broadcasting business, with a carrying value of £2,889 million, is considered by ITV to have an indefinite useful life.

This is because of the durability and long term profitability of the broadcasting business and the strength of the underlying brand.  Therefore the directors consider it appropriate to depart from the requirements of the Companies Act 1985 and do not amortise digital goodwill in order to give a true and fair view.  If such goodwill had been amortised over a 20 year useful life (in line with the rebuttable presumption of FRS 10) operating profit before exceptional items for the 12 months ended 31 December 2004 would have decreased by £135 million (15 months ended 31 December 2003: £62 million) and capitalised goodwill at 31 December 2004 would have been £197 million (31 December 2003: £62 million) lower than reported.

As required by FRS 10 ‘Goodwill and Intangible Assets’ a formal impairment review was carried out at 31 December 2004 in relation to the digital goodwill. No charge was considered necessary.

As a result of an impairment review on goodwill attached to the learning business an impairment of £4 million has been recognised within exceptional items.

7.          Tangible assets

	Freehold land and buildings £m	Leasehold land and buildings		Vehicles, equipment and fittings		Rental assets £m	Total £m

		Long £m	Short £m	Owned £m	Leased £m

Cost or valuation
At 31 December 2003	62	57	8	337	48	19	531
Additions	2	1	—	33	—	—	36
Acquisitions	31	27	5	32	1	—	96
Disposals	(14)	(16)	—	(15)	—	—	(45)
At 31 December 2004	81	69	13	387	49	19	618
Depreciation
At 31 December 2003	7	8	5	256	46	16	338
Charge for period	2	2	1	30	—	—	35
Disposals	(2)	(2)	—	(9)	—	—	(13)
At 31 December 2004	7	8	6	277	46	16	360
Net book value
At 31 December 2004	74	61	7	110	3	3	258
At 31 December 2003	55	49	3	81	2	3	193

a) In accordance with FRS 15 ‘Tangible Fixed Assets’, the Group has adopted a policy which does not involve the periodic revaluation of its properties.  The carrying value continues to reflect the amounts arising from the previous valuation.

b) Operational properties comprising freeholds and long and short leaseholds were externally valued at 2 October 1993 and the directors have incorporated those valuations into the accounts.  All such properties, with the exception of Granada Television’s studios and its specialist buildings were valued on an open market for existing use basis.  The studios and other specialist buildings were valued on a depreciated replacement cost basis.  The valuations were carried out by Messrs Dunlop Heywood and GVA Grimley International Property Advisers.

c) On a historical cost basis revalued assets would have been included at the following amount:

		31 December 2004			31 December 2003

	Freehold land and buildings £m	Long leasehold land and buildings £m	Total £m	Freehold land and buildings £m	Long leasehold land and buildings £m	Total £m

Valuation	40	7	47	40	7	47
Accumulated depreciation	(2)	—	(2)	(2)	—	(2)
Net book value as revalued	38	7	45	38	7	45
Cost	7	—	7	7	—	7
Accumulated depreciation	(1)	—	(1)	(1)	—	(1)
Net book value on a historic cost basis	6	—	6	6	—	6

d) No deferred tax has been provided on the revaluation of fixed assets as it is not the current intention to dispose of the related properties.

8.          Investments

	Joint ventures £m	Associated undertakings £m	Trade investments £m	Listed investments £m	Total £m

At 31 December 2003 restated	—	33	10	147	190
Additions	—	2	—	—	2
Acquisitions	80	4	2	—	86
Reclassification (GMTV)	6	(6)	—	—	—
Reclassification as subsidiaries
(ITV2, LNN, ITFC, ITV News Channel,	(36)	(9)	—	—	(45)
GMTV, GSkyB)*
Disposals	—	—	—	(16)	(16)
Share of attributable profits	5	3	—	—	8
Dividends received	(3)	(1)	—	—	(4)
Other	—	—	—	(3)	(3)
At 31 December 2004	52	26	12	128	218

* Included within the £45 million joint ventures and associated undertakings reclassified to subsidiaries was £40 million of goodwill (See note 6).

Included within the carrying value of investments is £19 million of goodwill relating to joint ventures (31 December 2003: £nil) and £26 million of goodwill relating to associates (31 December 2003: £34 million).

9.           Reconciliation of movements in shareholders’ funds

	Share capital £m	Share premium £m	Capital reserve £m	Revaluation reserve £m	Merger reserve £m	Other reserve £m	Profit and loss reserve £m	Total 2004 £m

Balance at 31 December 2003	277	—	112	39	—	1,079	183	1,690
Prior period adjustments	—	—	—	—	—	—	(35)	(35)
Restated balance at 31 December 2003	277	—	112	39	—	1,079	148	1,655
Acquisition accounting for Carlton	143	85	—	—	1,671	—	—	1,899
Redemption of Granada redeemable shares	—	—	—	—	—	(200)	—	(200)
Shares issued in the period	2	6	—	—	—	—	—	8
Movements due to share based compensation	—	—	—	—	—	—	6	6
Retained profit for period for equity shareholders	—	—	—	—	—	—	41	41
Currency adjustments	—	—	—	—	—	—	(2)	(2)
At 31 December 2004	422	91	112	39	1,671	879	193	3,407

The reserves position at 31 December 2003 reflects the acquisition of Granada plc as if ITV plc has always been the parent company (see note 10). This results in a £5 million difference between Granada plc’s closing profit and loss reserves at 31 December 2003 and the opening profit and loss reserve in these accounts arising from the difference between the £25 million dividend declared to be paid by Granada plc to ITV plc in respect of the three months to 31 December 2003 and the £20 million paid by ITV plc to shareholders in respect of the same period.

Of the prior period adjustments, £25 million is a balance sheet reclassification as a result of the implementation of UITF 38 ‘Accounting for ESOP Trusts’.  The remaining £10 million would have impacted prior periods retained profits so is reflected in the statement of total recognised gains and losses.  Of this amount £6 million is as a result of the implementation of UITF 17 (revised 2003) ‘ Employee Share Schemes’, while £4 million relates to a harmonisation of accounting policies between Carlton and Granada for international distribution.

10.          Basis of preparation

These accounts have been prepared under the historical cost convention as modified by the revaluation of certain assets.  The Group accounts for the 12 months ended 31 December 2004 are the first accounts prepared by ITV plc.  These accounts have been prepared by adopting group reconstruction principles to account for the acquisition of Granada plc by ITV plc as if ITV plc had always been the parent company of the Granada Group, and acquisition accounting principles to account for the acquisition of Carlton Communications Plc by ITV plc.  This combination took place on 2 February 2004.  The comparative information of the Group represents the results of Granada plc for the 15 month period ended 31 December 2003.

The Group’s accounting policies are the same as those adopted by Granada plc. These have been revised to reflect UITF 17 (revised 2003) ‘Employee Share Schemes’ and UITF 38 ‘Accounting for ESOP Trusts’.  Additionally the prior period adjustments reflect the harmonisation of accounting policies between Carlton and Granada for international distribution.  Comparatives have been restated to reflect these changes.

The Group accounts incorporate the accounts of ITV plc and its subsidiary undertakings and have been prepared for the 12 months ended 31 December 2004. The results of the businesses acquired during the year are included from the effective date of acquisition.  The results of businesses sold during the year are included up to the date on which control is relinquished, with the exception of those businesses accounted for as held for resale following the acquisition accounting for Carlton, which are not consolidated. Joint ventures are accounted for using the gross equity method and associated undertakings are accounted for using the equity method.  Loans to joint ventures are taken into account when calculating the Group’s net interest in joint ventures.

A joint venture is an undertaking in which the Group has a long term interest and over which it exercises joint control.  An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The are no discontinued operations for the 12 months ended 31 December 2004. Discontinued operations in the 15 months ended 31 December 2003 represent the results of Boxclever, Granada Business Technology and other discontinued joint ventures.

The financial information set out herein does not constitute the Company’s statutory report and accounts for the 12 months ended 31 December 2004. Statutory accounts for 2004 will be delivered to the Registrar of Companies following the Company’s annual general meeting.  The auditors have reported on those accounts; their report was unqualified and did not contain statements under 237(2) or (3) of the Companies Act 1985.  Copies of the 2004 annual report and accounts will be sent to all shareholders and will be available from the registered office of the Company, London Television Centre, Upper Ground, London, SE1 9LT.